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EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
MASSBANK Corp.
We consent to incorporation by reference in the registration statements Form S-8, (File Nos. 33-11949, 33-82110 and 33-118028) of MASSBANK Corp. of our reports dated March 6, 2007, with respect to the consolidated balance sheets of MASSBANK Corp. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the years ended December 31, 2006 and 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the Annual Report on Form 10-K of MASSBANK Corp.

/s/ Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.
Boston, Massachusetts
March 14, 2007